UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

telecom | personal | flow

Telecom Argentina
Press Release
1H25

08-11-2025

Contacts: Luis Fernando Rial Ubago - lfrialubago@teco.com.ar Tomás Pellicori - tlpellicori@teco.com.ar	Market Cap (NYSE: TEO): US$ 4,346.14 million[1]

Telecom Argentina S.A.
announces consolidated results for the first half (“1H25”) and second quarter of fiscal year 2025 (“2Q25”) 2

Note: 1H25 figures include the effects of the adoption of inflationary accounting in accordance with IAS 29. Therefore, comments regarding 1H25 results and changes in 1H24 results mentioned in this press release correspond to “restated for inflation” or “constant” figures. Moreover, Table 3 shows information broken down by segment for the periods ended as of June 30 of 2025 and 2024, as analyzed by the Executive Committee and the CEO, who periodically receive the economic-financial information of Telecom and its subsidiaries (in historical values). The comments corresponding to the consolidated results for 1H25 include the results of Telefónica Móviles Argentina (“TMA”) for the four-month period from March 1 to June 30, 2025, unless otherwise specified. For further details, please refer to the headings of the financial tables beginning on page 12.

•	For analysis purposes, it is important to highlight that the comparative results (June 2024) reflect the year-over-year effect of inflation through June 2025, which reached 39.4%. Additionally, the consolidated results for 1H25 include four months of contributions from TMA, which were not present in the comparative period 1H24.

•	During 1H25, consolidated revenues totaled P$3,357,004 million. Service revenues reached P$3,160,986 million in 1H25, with the following breakdown:

o	Telecom (excluding TMA)[3]: +3.8% vs. 1H24 (vs. -11.7% in real terms in 1H24 vs. 1H23).
o	TMA: +7.5% vs. 1H24. It is worth noting that Telecom does not determine TMA’s commercial or pricing policies.
o	Consolidated: +44.2% vs. 1H24, including four months of TMA revenues not present in the comparative consolidated period (1H24).

•	During 1H25, the customer base in Argentina showed positive evolution:

o	Telecom (excluding TMA): Although total mobile accesses declined by 1.3%, reaching 20.9 million, postpaid accesses grew by 1.1%. Pay TV subscribers also increased, totaling 3.2 million in the period (+71 thousand or +2.3% vs. 1H24). Lastly, the fixed broadband segment registered a 1.5% increase in the customer base, totaling 4.1 million accesses (+60 thousand vs. 1H24).
o	TMA: Total mobile accesses (including M2M) reached 19.3 million (+464 thousand or +2.5% vs. 1H24). Meanwhile, fixed broadband accesses totaled 1.6 million (+90 thousand or +6.0% vs. 1H24). Lastly, pay TV subscribers amounted to 0.4 million in the same period (-27 thousand or -6.1% vs. 1H24).

•	During 1H25, consolidated Operating Income before Depreciation, Amortization, and Impairment of Fixed Assets (“Operating Income before D, A & I”) totaled P$1,007,153 million (+45.9% vs 1H24, due to the contribution of 4 months of TMA), resulting in a consolidated margin of 30.0% (+0.3 p.p. vs 1H24). Telecom’s margin (excluding TMA) was 32.5% (+2.8 p.p. vs 1H24).

•	During 1H25, the Company recorded a consolidated net loss of P$75,554 million (vs. a profit of P$1,197,930 million in 1H24). This was mainly due to a loss recorded in net financial results (vs. a gain in 1H24), partially offset by stronger operating results and a lower income tax loss.

•	Consolidated CAPEX (excluding additions from rights of use) represented 14.3% of consolidated revenues in 1H25.

•	Consolidated Net Financial Debt totaled P$4,029,971 million as of June 30, 2025, increasing in real terms (+38.2% in constant currency vs. December 31, 2024). This increase was mainly driven by the financing obtained for the acquisition of TMA.

(1)	Market capitalization as of August 8, 2025
(2)	Unaudited non-financial information
(3)	This refers to the exclusion of the consolidated results from the segment “ICT Services Provided in Argentina – TMA Networks,” as presented in Table 3. The same criterion will apply going forward to any results labeled as “Telecom (excluding TMA).”

TELECOM ARGENTINA	1

*(in million P$ adjusted by inflation, except where noted)**	IAS 29 As of June 30, 2025	IAS 29 As of June 30, 2024	Δ $	Δ %
Consolidated Revenues	3,357,004	2,324,104	1,032,900	44.4%
Consolidated Operating Income before D, A & I	1,007,153	690,258	316,895	45.9%
Consolidated Operating Income (loss)	176,027	(86,575)	262,602	-
Consolidated Net Income (loss) before income tax expense	(41,081)	1,701,945	(1,743,026)	-102.4%
Consolidated Net Income (loss) attributable to Controlling Company	(83,792)	1,187,416	(1,271,208)	-107.1%
Consolidated Shareholders' equity attributable to Controlling Company	6,224,353	6,462,808	(238,455)	-3.7%
Consolidated Net Financial Debt	(4,029,971)	(3,052,220)	(977,751)	32.0%
Consolidated Investments in PP&E, intangible assets & rights of use assets **	220,409	226,835	(6,426)	-2.8%
Telecom				
Fixed lines in service (in thousand lines) ***	2,728	2,755	(27)	-1.0%
Mobile customers (in thousand)	23,594	23,629	(35)	-0.1%
Personal (Argentina)	20,935	21,212	(278)	-1.3%
Núcleo (Paraguay) -including Wimax customers-	2,660	2,417	243	10.0%
Broadband accesses in Argentina (in thousand)	4,111	4,051	60	1.5%
Pay TV Subscribers (Includes Argentina, Uruguay and Paraguay - in thousand)	3,396	3,335	62	1.9%
Average Revenue per user (ARPU) Mobile Services (in P$ - Restated by inflation)	7,444.0	6,613.4	830.6	12.6%
Average Revenue per user (ARPU) Broadband (in P$ - Restated by inflation)	23,755.4	22,354.9	1,400.5	6.3%
Average Revenue per user (ARPU) Pay TV (in P$ - Restated by inflation)	16,297.1	15,473.0	824.1	5.3%
Telefónica Móviles Argentina (TMA)				
Fixed lines in service (in thousand lines) ***	2,118	2,173	(55)	-2.5%
Mobile customers (in thousand)	19,272	18,807	464	2.5%
Prepaid + Postpaid (excluding M2M)	16,513	16,336	177	1.1%
Machine-to-machine (M2M)	2,759	2,472	287	11.6%
Broadband accesses (in thousand)	1,586	1,496	90	6.0%
Pay TV Subscribers (in thousand)	409	435	(27)	-6.1%
Average Revenue per user (ARPU) Mobile Services (in P$ - Restated by inflation)	7,187.7	6,602.7	585.0	8.9%
Average Revenue per user (ARPU) Broadband (in P$ - Restated by inflation)	21,410.5	18,527.4	2,883.1	15.6%
Average Revenue per user (ARPU) Pay TV (in P$ - Restated by inflation)	20,421.3	16,062.1	4,359.2	27.1%

* Figures may not add up due to rounding.
** In constant currency – includes additions from rights of use as of June 30, 2025 for P$92,053 million and as of June 30, 2024 for P$127,366 million.
*** Telecom figures include IP telephony lines, which totaled approximately 2.05 million and 1.69 million as of June 30, 2025 and June 30, 2024, respectively. TMA figures include IP telephony lines, which totaled approximately 1.50 million and 1.35 million as of June 30, 2025 and June 30, 2024, respectively.

****ARPUs in constant currency as of June 30, 2025, were calculated by applying the corresponding average inflation index to the historical ARPU of each segment.

1- Consolidated Revenues (in millions P$)	3- Operating Income before D, A & I (EBITDA) (in millions P$)

2- Quarterly Service Revenues (in millions P$)	4- Net Income (Loss) (in millions P$)

TELECOM ARGENTINA	2

Buenos Aires, August 11, 2025 - Telecom Argentina S.A. (“Telecom Argentina”, “Telecom” or the “Company”) - (NYSE: TEO; BYMA: TECO2), announced today a consolidated Net Loss of P$75,554 million for the six-month period ended June 30, 2025. The consolidated Net Loss attributable to the Controlling Company amounted to P$83,792 million.

Comparative figures for the previous fiscal year have been restated by inflation so that the resulting information is presented in terms of the current measurement unit as of June 30, 2025.

The following table shows the evolution of the national consumer price index (National CPI - according to INDEC’s official statistics) as of December 31, 2024, and as of June 30, 2024 and 2025:

	As of June 30, 2024	As of December 31, 2024	As of June 30, 2025
Annual	271.5%	117.8%	39.4%
3-month cumulative (since March)	18.6%	n/a	6.0%

During 1H25, consolidated revenues reached P$3,357,004 million, with consolidated service revenues totaling P$3,160,986 million.

In 1H25, consolidated service revenue performance showed an improvement relative to inflation, as described as follows:

o	Telecom (excluding TMA): +3.8% vs. 1H24 (vs. -11.7% in real terms in 1H24 vs. 1H23).
o	TMA: +7.5% vs. 1H24. It is worth noting that Telecom does not determine TMA’s commercial or pricing policies.
o	Consolidated: +44.2% vs. 1H24, including four months of TMA revenues not present in the comparative consolidated period (1H24).

*As a percentage of Consolidated Revenues

Note: The average of ordinary shares outstanding considered amounted to and 2,153,688,011 as of 1H25 and 1H24.

TELECOM ARGENTINA	3

Consolidated Revenues

Mobile Services

As of June 30, 2025, total subscribers of Telecom (excluding TMA) in Argentina and Paraguay reached 23.6 million, while TMA subscribers totaled 19.3 million. In 1H25, consolidated mobile service revenues amounted to P$1,604,897 million (+P$667,424 million or +71.2% vs. 1H24), positioning mobile services as the Company’s main business in terms of service revenues (representing 50.8% and 42.8% of service revenues in 1H25 and 1H24, respectively). Mobile internet revenues accounted for 98% and 93% of total mobile service revenues in 1H25 and 1H24, respectively. Excluding the impact of TMA’s consolidation in mobile service revenues, the 10.2% increase for Telecom (excluding TMA) was mainly driven by a higher ARPU.

Mobile Services in Argentina

As of June 30, 2025, Telecom’s mobile subscribers in Argentina (excluding TMA) totaled approximately 20.9 million (-278 thousand or -1.3% vs. 1H24). During 1H25, the full impact of the change in the disconnection policy for prepaid lines due to inactivity—implemented in July 2024—was recorded. This change reduced the number of days without top-ups required for line deactivation and largely explains the 2.8% decline in the prepaid base. Meanwhile, the postpaid base increased by 1.1% vs. 1H24. As of June 30, 2025, postpaid accesses represented 39% of total mobile accesses.

As of June 30, 2025, TMA’s mobile subscribers totaled approximately 19.3 million (+464 thousand or +2.5% vs. 1H24), including M2M-type accesses totaling 2.8 million (+287 thousand or +11.6%). The postpaid base increased by 3.1% vs. 1H24, while the prepaid base grew by 1.9%. As of June 30, 2025, postpaid accesses represented 48% of total mobile accesses. TMA’s average monthly churn stood at 1.6% in 1H25 (vs. 2.0% average in 1H24).

In 1H25, consolidated mobile service revenues in Argentina reached P$1,532,029 million (+P$684,175 million or +80.7% vs. 1H24). This increase was primarily driven by the consolidation of TMA’s results in 1H25, which totaled P$572,126 million. Excluding the impact of TMA’s consolidation, the growth was mainly attributable to a 12.6% real increase in ARPU.

The average monthly revenue per user (“ARPU”) for Telecom (excluding TMA) was P$7,444.0 in 1H25 (+12.6% in real terms vs. 1H24). The effect of restatement to the current measuring unit as of June 30, 2025 included in ARPU amounted to P$375.3 and P$2,514.6 in 1H25 and 1H24, respectively. Average monthly churn stood at 2.1% in 1H25 (vs. 1.6% average in 1H24).

The average monthly revenue per user (“ARPU”) for TMA was P$7,187.7 in 1H25 (+8.9% in real terms vs. 1H24). The effect of restatement to the current measuring unit as of June 30, 2025 included in ARPU amounted to P$367.2 and P$2,551.2 in 1H25 and 1H24, respectively.

Personal in Paraguay (“Núcleo”)

As of June 30, 2025, Núcleo’s subscriber base totaled 2.7 million, increasing 10.1% compared to 1H24. Of the total accesses, 72% corresponded to the prepaid segment and 28% to the postpaid segment, whereas as of June 30, 2024, prepaid accesses represented 74% and postpaid accesses 26%. Average monthly churn stood at 2.3% in 1H25 vs. 2.6% in 1H24.

During 1H25, mobile service revenues in Paraguay reached P$72,868 million, decreasing in real terms (-P$16,751 million vs. 1H24). This decline was driven by a reduction in ARPU, measured in constant pesos, partially offset by the appreciation of the guaraní against the Argentine peso and by growth in the customer base.

Internet Services

TELECOM ARGENTINA	4

Consolidated internet service revenues reached P$744,556 million in 1H25, growing in real terms (+P$161,678 million or +27.7% vs. 1H24). Telecom’s subscriber base (excluding TMA) reached 4.1 million subscribers (+60 thousand or +1.5% vs. 1H24) during 1H25. The monthly churn rate for internet services stood at 1.2% and 1.9% as of June 30, 2025 and 2024, respectively.

The revenue increase was mainly driven by the consolidation of TMA’s results in 1H25, which totaled P$131,955 million. Excluding the impact of TMA’s consolidation, the 5.1% increase for Telecom (excluding TMA) was primarily due to higher ARPU and subscriber growth.

TMA’s subscriber base reached 1.6 million (+90 thousand or +6.0% vs. 1H24) during 1H25. The average monthly churn rate for internet services as of June 30, 2025 was 2.0% (vs. 1.8% in 1H24).

In 1H25, Telecom’s broadband ARPU (excluding TMA), expressed in constant currency as of June 30, 2025, reached P$23,755.4 (+6.3% in real terms vs. 1H24). The effect of restatement to current measurement units as of June 30, 2025 included in ARPU amounted to P$1,216.4 and P$8,483.1 for 1H25 and 1H24, respectively.

Additionally, in 1H25, TMA’s broadband ARPU, expressed in constant currency as of June 30, 2025, reached P$21,410.5 (+15.6% in real terms vs. 1H24). The effect of restatement to current measurement units as of June 30, 2025 included in ARPU amounted to P$1,093.8 and P$7,158.8 for 1H25 and 1H24, respectively.

As of June 30, 2025, accesses with internet speeds of 100 Mbps or higher represented 92% of the total subscriber base (vs. 86% as of June 30, 2024).

Cable TV Services

Consolidated revenues from cable television services reached P$386,699 million in 1H25 (+P$47,827 million or +14.1% vs. 1H24). The number of TV subscribers for Telecom (excluding TMA), including Uruguay and Paraguay, totaled 3.4 million (+62 thousand or +1.9% vs. 1H24). TV subscribers for TMA amounted to 0.4 million (-27 thousand or -6.1% vs. 1H24).

The positive revenue variation in Argentina was mainly driven by the consolidation of TMA’s results in 1H25, which contributed P$34,110 million. Excluding the impact of TMA’s consolidation, the 4.0% increase for Telecom (excluding TMA) was primarily due to a 5.3% increase in ARPU and a 1.9% growth in the customer base compared to 1H24.

The subscriber base in Argentina for Telecom (excluding TMA) reached 3.2 million accesses as of June 30, 2025, reflecting a 2.3% increase vs. 1H24. This growth was supported by Flow Full and Flow Flex products, the latter being fully digital (no decoder or installation required). Of this customer base, 1.6 million were subscribed to Flow, and Premium subscriptions totaled 1.2 million as of 1H25, increasing 2.1% vs. 1H24.

Flow continues to strengthen its positioning in the entertainment segment, enhancing customer experience through services such as the recent launch of Flow+ (a flexible entertainment offering that includes two interchangeable subscriptions every 30 days among Pack Fútbol, HBO, Disney+ Premium, and Universal+, all under a single plan).

The monthly TV ARPU for Telecom (excluding TMA), expressed in constant currency as of June 30, 2025, reached P$16,297.1 in 1H25 (+5.3% in real terms vs. 1H24). The inflation adjustment effect included in ARPU amounted to P$435.5 and P$5,746.3 for 1H25 and 1H24, respectively.

Meanwhile, the monthly TV ARPU for TMA, expressed in constant currency as of June 30, 2025, reached P$20,421.3 in 1H25 (+27.1% in real terms vs. 1H24). The inflation adjustment effect included in ARPU amounted to P$1,043.2 and P$6,206.2 for 1H25 and 1H24, respectively.

TELECOM ARGENTINA	5

The average monthly churn rate for cable TV was 1.5% for Telecom (excluding TMA) as of June 30, 2025, compared to 1.8% as of June 30, 2024. For TMA, churn stood at 4.0% and 3.3% as of June 30, 2025 and 2024, respectively.

Fixed Telephony and Data Services

Consolidated revenues from fixed voice and data services reached P$394,652 million in 1H25 (+P$86,097 million or +27.9% vs. 1H24).

The variation in Argentina is mainly explained by the consolidation of TMA’s results in 1H25, which amounted to P$147,177 million.

The real-term decline of 19.8% in the fixed voice and data segment for Telecom (excluding TMA) is primarily due to the evolution of the exchange rate lagging behind inflation, in a context where most data segment contracts are indexed to the exchange rate. Additionally, fixed voice revenues increased below inflation, and the segment also experienced a decline in its customer base.

Telecom’s fixed telephony customer base (excluding TMA) totaled 2.7 million in 1H25, of which 2.0 million correspond to IP line customers. TMA’s telephony customer base reached 2.1 million, with 1.5 million being IP line customers.

Other Service Revenues

Consolidated revenues from other service revenues, which primarily include revenues related to fintech services, billing and collection services on behalf of third parties, administrative fees, and advertising space sales, among others, reached P$30,182 million (+P$5,448 million or +22.0% vs. 1H24).

The main variation was driven by the increase in fintech services in Argentina, primarily due to the growth in usage of the Personal Pay digital wallet and the rise in the number of users, which reached 4.2 million in 1H25 vs. 2.9 million in 1H24.

Revenues from equipment sales

Consolidated equipment sales revenues totaled P$196,018 million (+P$64,426 million or +49.0% vs. 1H24). This variation was mainly driven by the consolidation of TMA’s results in 1H25, which amounted to P$72,266 million, while equipment sales for Telecom (excluding TMA) declined by 6.0% in real terms.

Consolidated Operating Costs

Consolidated Operating Costs including Depreciation, Amortization and Impairment of Fixed Assets amounted to P$3,180,977 million in 1H25 (+P$770,298 million or +32.0% vs. 1H24).

Excluding Depreciation, Amortization and Impairment of Fixed Assets, consolidated operating costs increased by P$716,005 million or 43.8% in real terms during the same period. Operating costs for 1H25 include P$730,835 million, corresponding to the consolidation of TMA.

The cost breakdown was as follows:

•	Labor costs and severance payments totaled P$803,339 million in 1H25 (+P$253,405 million or +46.1% vs. 1H24). The increase was mainly driven by the consolidation of TMA’s results in 1H25, which contributed P$252,997 million. Total headcount reached 19,469 employees as of June 30, 2025.

•	Interconnection and transmission costs, which also include roaming, correspondent services, and line and circuit rentals, amounted to P$94,450 million in 1H25 (+P$20,065 million or +27.0% vs. 1H24). The increase was mainly driven by the consolidation of TMA’s results in 1H25, which contributed P$52,568 million. Excluding the impact of TMA’s consolidation, the decrease was primarily due to optimization in the use of links and sites and lower traffic volumes.

TELECOM ARGENTINA	6

•	Fees for services, maintenance, and materials: P$425,083 million in 1H25 (+P$105,849 million or +33.2% vs. 1H24). The increase was mainly driven by the consolidation of TMA’s results in 1H25, which contributed P$121,613 million. Excluding the impact of TMA’s consolidation, the decrease was mainly due to improved efficiencies, with lower maintenance and material costs and reduced service fees compared to 1H24.

•	Taxes, fees, and regulatory charges: P$289,138 million (+P$108,836 million or +60.4% vs. 1H24). Regulatory costs in 1H25 include P$92,523 million corresponding to TMA.

•	Commissions and advertising (agents, collection commissions, and other fees): Charges totaled P$182,714 million in 1H25 (+P$61,886 million or +51.2% vs. 1H24). The increase was mainly driven by the consolidation of TMA’s results in 1H25, which contributed P$58,241 million.

•	Cost of equipment sold totaled P$147,926 million in 1H25 (+P$44,968 million or +43.7% vs. 1H24). This variation was mainly driven by the consolidation of TMA’s results in 1H25, which contributed P$53,751 million.

•	Programming and content costs: P$163,277 million (+P$33,077 million or +25.4% vs. 1H24). Programming and content costs in 1H25 include P$18,243 million corresponding to TMA.

•	Other costs totaled P$243,924 million (+P$87,919 million or +56.4% vs. 1H24), including bad debt expenses which amounted to P$66,223 million (+P$17,031 million or +34.6% vs. 1H24).

•	Bad debt expenses in 1H25 include P$20,924 million corresponding to TMA. The charge for bad debt continued to show a favorable trend: it represented 2.0% of total revenues as of June 30, 2025 (vs. 2.1% in 1H24).

•	Other operating costs, which include litigation and contingency charges, energy and other utilities, insurance, rentals, and internet capacity, among others, amounted to P$177,701 million (+P$70,888 million or +66.4% vs. 1H24). TMA’s contribution to 1H25 totaled P$59,975 million.

•	Depreciation, amortization, and impairment of fixed assets: totaled P$831,126 million (+P$54,293 million or +7.0% vs. 1H24). The charge for the period includes P$196,700 million corresponding to the consolidation of TMA and reflects the impact of amortizations from additions after June 30, 2024, partially offset by the effect of assets that reached the end of their useful life after that date.

Net Financial Results

Net financial results (including financial debt costs and other net financial results) showed a consolidated loss of P$215,364 million in 1H25 (vs. a gain of P$1,792,664 million in 1H24). This variation was mainly driven by:

*Related to Notes issued in UVA

The variation in consolidated net financial results in 1H25 was mainly explained by a higher loss from foreign exchange differences, measured in real terms, of P$2,024,452 million. This was driven by inflation of 15.1% versus a 16.8% appreciation of the U.S. dollar against the Argentine

TELECOM ARGENTINA	7

peso (vs. inflation of 79.8% and a 12.8% appreciation of the U.S. dollar in 1H24). Additionally, there were higher financial debt interest expenses of P$56,856 million due to increased borrowing, partially offset by higher gains from loan adjustments of P$104,722 million, resulting from the maturity of UVA-denominated notes, which reduced the outstanding principal balance and, consequently, the associated financial charges.

Income Tax

Telecom’s income tax includes the following effects:

i)	the current income tax, determined based on the current tax legislation applicable to Telecom,

ii)	the effect of applying the deferred tax method with respect to temporary differences determined by comparing our asset and liability valuation according to tax and financial accounting criteria which includes the effect of the income tax inflation adjustment.

Consolidated income tax resulted in a loss of P$34,473 million in 1H25 (vs. a loss of P$504,015 million in 1H24). Current income tax losses amounted to P$223,343 million in 1H25 (vs. a loss of P$7,721 million in 1H24), while the effect of deferred income tax in 1H25 was a gain of P$188,870 million (vs. a loss of P$496,294 million in 1H24).

Consolidated Net Financial Debt

As of June 30, 2025, our net financial debt (cash, cash equivalents – net of Client Funds - plus financial investments and financial NDF* minus loans) is negative and amounted to P$4,029,971 million, which represents an increase of P$1,113,767 when compared to the net financial debt as of December 31, 2024, restated by inflation. This increase was mainly driven by the financing obtained for the acquisition of TMA.

* Contemplates rate swaps and NDF (non-delivery forwards) agreements.

Investments in PP&E, intangible assets and rights of use assets

As of June 30, 2025, consolidated CAPEX (additions of PP&E and intangible assets) totaled P$481,189 million (+53.7% vs. 1H24). Including additions from rights of use, total investments amounted to P$573,242 million, of which P$132,492 million correspond to TMA.

The investments were focused on:

•	Expansion of both fixed and mobile data services to improve transmission and access speed offered to customers, the deployment of 4G coverage and capacity, and continued expansion of 5G to support mobile internet growth and enhance service quality.

•	Deployment and modernization of 4G mobile access sites to improve coverage and increase mobile network capacity. The 4G/LTE rollout reached 98% population coverage. According to the latest benchmark conducted by Ookla in June 2025, our mobile network customers with access to our 4G network experienced improved service quality, reaching average speeds of 86 Mbps, compared to 55 Mbps in the same period in 2024.

•	During the first months of 2025, we continued expanding our 5G network with the addition of 218 sites.

•	Additionally, we continued deploying mobile site connectivity to improve quality and capacity by replacing radio links with high-capacity fiber optic connections.

Relevant financial events of the period

TELECOM ARGENTINA	8

TAX Matters - TMA

On May 15, 2025, our subsidiary Telefónica Móviles Argentina S.A. (TMA) paid P$83,070,480,057 to the tax authorities in respect of taxes and compensatory interest arising from its acquisition by Telecom Argentina on February 24, 2025. This payment was made because the two-year period required by tax regulations for the merger by absorption of Telefónica Argentina S.A. (TASA) into TMA to be considered tax-free had not yet elapsed.

International Notes Issuance - Clase 24

A key milestone in the first half of the year was the successful international issuance of Class 24 Notes by the Company in May, totaling US$800 million. Details are as follows:

Class	Currency	Principal Nominal Amount	Issue Date	Maturity Date	Principal Amortization	Interest Rate	Interest Payment
		(in millions)
24	US$	800	May 28, 2025	May 28, 2033	50% on May 28, 2032 50% on May 28, 2033	9,25% (9,5% Yield*)	Semiannual

* Issue price: 98.682% of the Notes’ Nominal Value

Bank Loans – TMA Acquisition

On May 29, 2025, the Company applied the proceeds from the Class 24 Notes to: (i) Prepay US$650 million in principal and US$0.3 million in interest under the Syndicated Loan (equivalent to P$782,177 million in constant currency as of June 30, 2025) and, (ii) Prepay US$134 million in principal and US$0.1 million in interest under the Bilateral Loan (equivalent to P$161,002 million in constant currency as of June 30, 2025). As of June 30, the remaining balance of these loans totaled P$433,897 million.

Entity	Currency	Initial Principal Amount	Residual Principal Amount	Maturity Date	Principal Amortization	Interest Rate	Applicable Margin	Interest Payment
		(in millions)	(in millions)
Syndicated (1)	US$	970	320	02/2029	Bullet at maturity	Variable: SOFR 3M	Between 4.00% -7.00%	Quarterly
Bilateral (2)	US$	200	66	Between 02/2028 –02/2030	Semiannual from 02/2028	Variable: SOFR 3M	4.00%	Quarterly

(1) Syndicated Loan granted by Banco Bilbao Vizcaya Argentaria S.A., Deutsche Bank AG London Branch, and Banco Santander S.A.

(2) Bilateral Loan granted by Industrial and Commercial Bank of China (Argentina) S.A.U.

Regulatory Matters – TMA Acquisition

On June 19, 2025, the Company was notified of a Resolution issued by the Secretary of Industry and Commerce, through which it was informed of the Technical Report issued by the CNDC, considered as the preliminary objection report under Article 14 of Law No. 27,442.

TELECOM ARGENTINA	9

This report does not constitute a final decision nor the imposition of sanctions, but rather a formal stage of the proceeding that enables the parties to exercise their right to defense, submit responses, or propose commitments to mitigate potential anticompetitive effects.

Accordingly, pursuant to the aforementioned resolution, the Secretary of Industry and Commerce granted a 15-day period for the Company to submit any comments it deemed appropriate regarding the preliminary objection report and/or, if deemed suitable, to offer potential remedies. To that end, a special hearing was also convened, the date of which will be set by the CNDC in due course.

The Company believes that the aforementioned objection report was issued and notified prematurely, at an early stage of the process, without having all the necessary information and without the full completion of the approval stages established under the competition law. In this regard, the Company disagrees with the preliminary conclusions set forth in the report and has focused on analyzing all the statements made by the CNDC therein, as well as preparing all relevant submissions and technical data in response (including information included in the F2 form, which was recently submitted and is pending review by the CNDC).

On August 5, 2025, the Company responded in a timely and proper manner to the transfer of the preliminary objection report issued by the CNDC. Along with this submission, and without this being interpreted in any way as an acknowledgment that the transaction raises a competition defense issue, the Company expressed its willingness to assume possible commitments that address the provisional concerns outlined in the preliminary objection report which, if accepted by the CNDC and implemented by the Company, could constitute feasible remedies to such concerns.

The Company estimates that, under reasonable and normal market conditions, none of these proposed remedies would have a significant adverse effect on the Company’s business nor impair its ability to meet its financial obligations.

For further information, refer to Note 16 of the financial statements as of June 30, 2025.

Relevant events after June 30, 2025

Local Notes Issuance – Class 25 and 26

Class	Currency	Principal Nominal Amount	Issue Date	Maturity Date	Principal Amortization	Interest Rate	Interest Payment
		(in millions)
5	US$	50.5	07/2025	07/2027	Bullet at maturity	7.50%	Quarterly
26	P$	57,961.8	07/2025	07/2026	Bullet at maturity	TAMAR + 4%	Quarterly

Tap of International Notes – Class 24

In July 2025, the Company successfully reopened its Class 24 Notes for an amount of US$200 million, increasing the outstanding amount of the Notes to US$1,000 million. The placement achieved a yield of 8.80%, lower than that obtained in the original issuance.

TELECOM ARGENTINA	10

Class	Currency	Principal Nominal Amount	Issue Date	Maturity Date	Principal Amortization	Interest Rate	Interest Payment
		(in millions)
Additional 24	US$	200	July 29, 2025	May 28, 2033	- 50% on May 28, 2032 - 50% on May 28, 2033	9.25% (8.80% yield*)	Semiannual

* Issue price: 102.369% of the Notes’ Nominal Value

*******

TELECOM ARGENTINA	11

Telecom Argentina is a leading telecommunications company in Argentina, offering local and long distance fixed-line telephone, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers mobile, broadband and satellite TV services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of June 30, 2025, Telecom Argentina owns 2,153,688,011 issued and outstanding shares.

*Trustees: Hector Horacio Magnetto and David Manuel Martínez Guzmán

For more information, please contact Investor Relations:

Luis Fernando Rial Ubago lfrialubago@teco.com.ar	Tomás Pellicori tlpellicori@teco.com.ar

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the continued synergies expected from the merger between the Company and Cablevisión S.A. (or the Merger); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay, Uruguay and the United States, including the policies of the new government in Argentina; (iv) the impact of political developments, including the policies of the new government in Argentina, on the demand for securities of Argentine companies; (v) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (vi) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vii) the impact of currency and exchange measures or restrictions on our ability to access the international markets and our ability to repay our dollar-denominated indebtedness; (viii) the creditworthiness of our actual or potential customers; (ix) the nationalization, expropriation and/or increased government intervention in companies; (x) technological changes; (xi) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on the Company’s suppliers; (xii) the effects of increased competition; (xiii) reliance on content produced by third parties; (xiv) increasing cost of the Company’s supplies; (xv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xvi) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; (xvii) the Company’s ability to compete and develop our business in the future; (xviii) the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and (xix) the impact of the outbreak of COVID-19 on the global economy and specifically on the economies of the countries in which we operate, as well as on our operations and financial performance. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document. These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

*******

TELECOM ARGENTINA	12

Telecom Argentina S.A.

Consolidated Information

Six month period and second quarter – Fiscal Year 2025

(in millions Argentine Pesos)

1- Consolidated Balance Sheet

(Restated by inflation, comparative figures in constant currency as of June 2025)

	06/30/25	12/31/24	Δ $	Δ %
Cash and cash equivalents*	330,952	366,376	(35,424)	-9.7%
Financial Investments**	46,214	38,654	7,560	19.6%
Trade receivables	728,369	340,678	387,691	113.8%
Other Receivables	154,027	51,512	102,515	199.0%
Inventories	120,503	69,569	50,934	73.2%
Other Assets	492	2,031	(1,539)	-75.8%
Total current assets	**1,380,557**	**868,820**	**511,737**	**58.9%**
Financial Investments	17,295	-	17,295	-
Trade receivables	640	497	143	28.8%
Goodwill	3,885,277	3,881,864	3,413	0.1%
Property, plant and equipment ('PP&E')	5,665,089	4,984,287	680,802	13.7%
Intangible assets	2,484,503	2,182,671	301,832	13.8%
Right-of-use assets	671,510	565,493	106,017	18.7%
Other Receivables	453,918	109,994	343,924	-
Total non-current assets	**13,178,232**	**11,724,806**	**1,453,426**	**12.4%**
TOTAL ASSETS	**14,558,789**	**12,593,626**	**1,965,163**	**15.6%**
Trade payables	938,478	511,821	426,657	83.4%
Financial debt	1,371,973	1,234,692	137,281	11.1%
Salaries and social security payables	317,280	260,421	56,859	21.8%
Income tax liabilities	144,094	5,248	138,846	-
Taxes payables	207,212	104,349	102,863	98.6%
Dividend Payable	799	790	9	1.1%
Lease liabilities	124,290	85,783	38,507	44.9%
Client Funds	8,032	8,738	(706)	-8.1%
Other liabilities	60,563	37,760	22,803	60.4%
Provisions	45,575	4,470	41,105	-
Total current liabilities	**3,218,296**	**2,254,072**	**964,224**	**42.8%**
Trade payables	15,102	18,963	(3,861)	-20.4%
Financial debt	3,044,427	2,077,804	966,623	46.5%
Salaries and social security payables	49,156	10,897	38,259	-
Deferred income tax liabilities	1,419,241	1,623,716	(204,475)	-12.6%
Taxes payables	0	2	(2)	-100.0%
Lease liabilities	201,364	159,346	42,018	26.4%
Other liabilities	47,485	17,629	29,856	169.4%
Provisions	262,935	60,829	202,106	-
Total non-current liabilities	**5,039,710**	**3,969,186**	**1,070,524**	**27.0%**
TOTAL LIABILITIES	**8,258,006**	**6,223,258**	**2,034,748**	**32.7%**
Equity attributable to Controlling Company	6,224,353	6,244,016	(19,663)	-0.3%
Non-controlling interest	76,430	126,352	(49,922)	-39.5%
TOTAL EQUITY	**6,300,783**	**6,370,368**	**(69,585)**	**-1.1%**
TOTAL LIABILITIES AND EQUITY	**14,558,789**	**12,593,626**	**1,965,163**	**15.6%**

*As of June 30, 2025, it includes restricted availability funds amounting to $8,032 million corresponding to client funds

** Includes NDF

2- Consolidated Loans

(Monetary items)

	06/30/25	12/31/24	Δ $	Δ %
Bank overdrafts - principal	316,754	142,083	174,671	122.9%
Bank and other financial entities loans - principal	145,872	162,662	(16,790)	-10.3%
Notes - principal	594,379	748,922	(154,543)	-20.6%
Loans for purchase of equipment	11,082	7,412	3,670	49.5%
Remeasurement, interest and related expenses	303,886	173,613	130,273	75.0%
Total Current Loans	**1,371,973**	**1,234,692**	**137,281**	**11.1%**
Notes - principal	1,779,487	1,501,549	277,938	18.5%
Bank and other financial entities loans - principal	374,771	156,715	218,056	139.1%
Loans for purchase of equipment	14,239	9,124	5,115	56.1%
Remeasurement, interest and related expenses	875,930	410,416	465,514	113.4%
Total Non Current Loans	**3,044,427**	**2,077,804**	**966,623**	**46.5%**
Total Loans	**4,416,400**	**3,312,496**	**1,103,904**	**33.3%**
Cash and cash equivalents, and Financial Investments	386,429	396,292	(9,863)	-2.5%
Net Financial Debt	**(4,029,971)**	**(2,916,204)**	**(1,113,767)**	**38.2%**

TELECOM ARGENTINA	13

Telecom Argentina S.A.

Consolidated Information

Six month period and second quarter – Fiscal Year 2025

(in million Argentine Pesos)

3- Segment Information

(Segment information for periods ended as of June 30 of 2025 and 2024 as analyzed by the CEO, who periodically receives the financial information of Telecom and its subsidiaries (in historical values))

As of June 30, 2025	ICT Services in Argentina Telecom Network			ICT Services in Argentina TMA Network			Other segments			Eliminations	Total
	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency		
Revenues	**2,146,036**	**115,100**	**2,261,136**	**932,686**	**36,128**	**968,814**	**167,384**	**8,963**	**176,347**	**(49,293)**	**3,357,004**
Operating costs without depreciation, amortization and impairment of Fixed Assets											
Employee benefit expenses and severance payments	(508,352)	(26,675)	(535,027)	(247,565)	(5,432)	(252,997)	(14,549)	(766)	(15,315)	-	(803,339)
Fees for services, maintenance, materials and supplies	(256,738)	(27,745)	(284,483)	(118,175)	(3,438)	(121,613)	(21,053)	(1,146)	(22,199)	3,212	(425,083)
Taxes and fees with the Regulatory Authority	(179,564)	(9,583)	(189,147)	(90,035)	(2,488)	(92,523)	(7,089)	(379)	(7,468)	-	(289,138)
Commissions and advertising	(88,750)	(4,532)	(93,282)	(56,783)	(1,458)	(58,241)	(32,022)	(1,918)	(33,940)	2,749	(182,714)
Programming and content costs	(122,715)	(6,485)	(129,200)	(17,738)	(505)	(18,243)	(15,042)	(792)	(15,834)	-	(163,277)
Other operating costs without depreciation, amortization and impairment of Fixed Assets	(258,015)	(26,214)	(284,229)	(183,077)	(22,827)	(205,904)	(37,481)	(2,018)	(39,499)	43,332	(486,300)
Adjusted EBITDA	**731,902**	**13,866**	**745,768**	**219,313**	**(20)**	**219,293**	**40,148**	**1,945**	**42,093**	**-**	**1,007,153**
Depreciation, amortization and impairment of Fixed Assets											(831,126)
Operating income											**176,027**
Earnings from associates and joint ventures											(1,744)
Financial results from borrowings											(221,129)
Other financial results, net											5,765
Loss before income tax											**(41,081)**
Income tax expense											(34,473)
Net loss											**(75,554)**
Attributable to:											
Controlling Company											(83,792)
Non-controlling interest											8,238

As of June 30, 2024	ICT Services in Argentina Telecom Network			Other segments			Eliminations	Total
	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency		
Revenues	**1,319,709**	**813,049**	**2,132,758**	**125,324**	**80,728**	**206,052**	**(14,706)**	**2,324,104**
Operating costs without depreciation, amortization and impairment of Fixed Assets								
Employee benefit expenses and severance payments	(327,914)	(203,581)	(531,495)	(11,216)	(7,223)	(18,439)	-	(549,934)
Fees for services, maintenance, materials and supplies	(166,078)	(128,637)	(294,715)	(16,835)	(10,875)	(27,710)	3,191	(319,234)
Taxes and fees with the Regulatory Authority	(107,086)	(65,739)	(172,825)	(4,543)	(2,934)	(7,477)	-	(180,302)
Commissions and advertising	(48,355)	(29,195)	(77,550)	(27,436)	(17,302)	(44,738)	1,460	(120,828)
Programming and content costs	(68,356)	(41,595)	(109,951)	(9,701)	(10,548)	(20,249)	-	(130,200)
Other operating costs without depreciation, amortization and impairment of Fixed Assets	(170,475)	(132,443)	(302,918)	(24,638)	(15,847)	(40,485)	10,055	(333,348)
Adjusted EBITDA	**431,445**	**211,859**	**643,304**	**30,955**	**15,999**	**46,954**	**-**	**690,258**
Depreciation, amortization and impairment of Fixed Assets								(776,833)
Operating loss								**(86,575)**
Earnings from associates and joint ventures								(4,144)
Financial results from borrowings								1,564,261
Other financial results, net								228,403
Income before income tax								**1,701,945**
Income tax expense								(504,015)
Net income								**1,197,930**
Attributable to:								
Controlling Company								1,187,416
Non-controlling interest								10,514

TELECOM ARGENTINA	14

Telecom Argentina S.A.

Consolidated Information

Six month period and second quarter – Fiscal Year 2025

(in million Argentine Pesos)

3- Segment Information

(Segment information for periods ended as of June 30 of 2025 and 2024 as analyzed by the CEO, who periodically receives the financial information of Telecom and its subsidiaries (in historical values))

Three Months Comparison

As of June 30, 2025	ICT Services in Argentina Telecom Network			ICT Services in Argentina TMA Network			Other segments			Eliminations	Total
	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency		
Revenues	**1,117,314**	**17,319**	**1,134,633**	**700,476**	**19,823**	**720,299**	**89,430**	**1,567**	**90,997**	**(34,251)**	**1,911,678**
Operating costs without depreciation, amortization and impairment of Fixed Assets											
Employee benefit expenses and severance payments	(279,798)	(4,783)	(284,581)	(204,073)	(2,817)	(206,890)	(7,659)	(115)	(7,774)	-	(499,245)
Fees for services, maintenance, materials and supplies	(132,288)	(8,363)	(140,651)	(90,862)	(1,796)	(92,658)	(10,824)	(176)	(11,000)	1,580	(242,729)
Taxes and fees with the Regulatory Authority	(93,645)	(1,450)	(95,095)	(68,276)	(1,180)	(69,456)	(3,767)	(60)	(3,827)	-	(168,378)
Commissions and advertising	(47,869)	(717)	(48,586)	(44,203)	(702)	(44,905)	(14,954)	(225)	(15,179)	1,530	(107,140)
Programming and content costs	(64,581)	(1,007)	(65,588)	(13,190)	(232)	(13,422)	(8,003)	(120)	(8,123)	-	(87,133)
Other operating costs without depreciation, amortization and impairment of Fixed Assets	(135,829)	(8,399)	(144,228)	(125,487)	(19,364)	(144,851)	(20,563)	(522)	(21,085)	31,141	(279,023)
Adjusted EBITDA	**363,304**	**(7,400)**	**355,904**	**154,385**	**(6,268)**	**148,117**	**23,660**	**349**	**24,009**	**-**	**528,030**

Depreciation, amortization and impairment of Fixed Assets	(470,631)
Operating income	**57,399**
Earnings from associates and joint ventures	(1,842)
Financial results from borrowings	(311,912)
Other financial results, net	(10,478)
Loss before income tax	**(266,833)**
Income tax expense	92,472
Net loss	**(174,361)**
Attributable to:	
Controlling Company	(178,207)
Non-controlling interest	3,846

As of June 30, 2024	ICT Services in Argentina Telecom Network			Other segments			Eliminations	Total
	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency		
Revenues	**760,560**	**345,513**	**1,106,073**	**65,579**	**29,738**	**95,317**	**(7,836)**	**1,193,554**
Operating costs without depreciation, amortization and impairment of Fixed Assets								
Employee benefit expenses and severance payments	(192,799)	(87,749)	(280,548)	(5,841)	(2,653)	(8,494)	-	(289,042)
Fees for services, maintenance, materials and supplies	(90,375)	(52,288)	(142,663)	(8,768)	(4,048)	(12,816)	1,612	(153,867)
Taxes and fees with the Regulatory Authority	(61,713)	(28,031)	(89,744)	(2,364)	(1,078)	(3,442)	-	(93,186)
Commissions and advertising	(28,309)	(12,869)	(41,178)	(15,004)	(6,758)	(21,762)	807	(62,133)
Programming and content costs	(40,307)	(18,320)	(58,627)	(4,010)	(5,646)	(9,656)	-	(68,283)
Other operating costs without depreciation, amortization and impairment of Fixed Assets	(102,957)	(62,771)	(165,728)	(12,992)	(5,884)	(18,876)	5,417	(179,187)
Adjusted EBITDA	**244,100**	**83,485**	**327,585**	**16,600**	**3,671**	**20,271**	**-**	**347,856**

Depreciation, amortization and impairment of Fixed Assets	(391,207)
Operating loss	**(43,351)**
Earnings from associates and joint ventures	(1,898)
Financial results from borrowings	245,382
Other financial results, net	37,443
Income before income tax	**237,576**
Income tax expense	(155,508)
Net income	**82,068**
Attributable to:	
Controlling Company	76,134
Non-controlling interest	5,934

TELECOM ARGENTINA	15

Telecom Argentina S.A.

Consolidated Information

Six month period and second quarter – Fiscal Year 2025

(in million Argentine Pesos)

TELECOM ARGENTINA	16

Telecom Argentina S.A.

Consolidated Information

Six month period and second quarter – Fiscal Year 2025

(in million Argentine Pesos)

TELECOM ARGENTINA	17

Telecom Argentina S.A.

Consolidated Information

Six month period and second quarter – Fiscal Year 2025

(in million Argentine Pesos)

6- Breakdown of consolidated revenues - restated by inflation (constant figures)
(Revenues as of 2024 restated to 2025 values include a variation due to the restatement of approximately 61.9% vs. a restatement variation of 5.0% for revenues as of 2025)

	06/30/25		06/30/24		1H25 IAS 29 vs. 1H24 IAS 29	
	1H25 IAS 29	IAS 29 Adjustment	1H24 IAS 29	IAS 29 Adjustment	Δ $	Δ %
REVENUES FROM SERVICES	3,160,986	150,077	2,192,512	839,127	968,474	44.2%
Mobile Services	1,604,897	67,065	937,473	358,899	667,424	71.2%
Internet Services	744,556	34,825	582,878	221,614	161,678	27.7%
Cable TV Services	386,699	18,731	338,872	129,845	47,827	14.1%
Fixed Telephony and Data Services	394,652	27,808	308,555	119,486	86,097	27.9%
Other service revenues	30,182	1,648	24,734	9,283	5,448	22.0%
REVENUES FROM EQUIPMENT SALES	196,018	8,443	131,592	49,100	64,426	49.0%
REVENUES	3,357,004	158,520	2,324,104	888,227	1,032,900	44.4%

7- Breakdown of consolidated revenues - restated by inflation (constant figures)
Three Months Comparison

	06/30/25		06/30/24		2Q25 IAS 29 vs. 2Q24 IAS 29	
	2Q25 IAS 29	IAS 29 Adjustment	2Q24 IAS 29	IAS 29 Adjustment	Δ $	Δ %
REVENUES FROM SERVICES	1,798,213	36,349	1,114,932	348,165	683,281	61.3%
Mobile Services	947,429	14,457	477,381	149,082	470,048	98.5%
Internet Services	402,750	6,162	304,280	94,993	98,470	32.4%
Cable TV Services	203,643	3,125	171,213	53,443	32,430	18.9%
Fixed Telephony and Data Services	230,482	12,391	150,277	47,106	80,205	53.4%
Other service revenues	13,909	214	11,780	3,540	2,129	18.1%
REVENUES FROM EQUIPMENT SALES	113,465	1,746	78,622	24,857	34,843	44.3%
REVENUES	1,911,678	38,095	1,193,554	373,022	718,124	60.2%

TELECOM ARGENTINA	18

Telecom Argentina S.A.

Consolidated Information

Six month period and second quarter – Fiscal Year 2025

(in million Argentine Pesos)

8- Consolidated Income Statements - restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

	06/30/25		06/30/24		1H25 IAS 29 vs. 1H24 IAS 29	
	1H25 IAS 29	IAS 29 Adjustment	1H24 IAS 29	IAS 29 Adjustment	Δ $	Δ %
Revenues	**3,357,004**	**158,520**	**2,324,104**	**888,227**	**1,032,900**	**44.4%**
Employee benefit expenses and severance payments	(803,339)	(32,872)	(549,934)	(210,804)	(253,405)	46.1%
Interconnection and transmission costs	(94,450)	(4,815)	(74,385)	(29,447)	(20,065)	27.0%
Fees for services, maintenance, materials and supplies	(425,083)	(32,149)	(319,234)	(138,260)	(105,849)	33.2%
Taxes and fees with the regulatory authority	(289,138)	(12,450)	(180,302)	(68,673)	(108,836)	60.4%
Commissions and advertising	(182,714)	(7,779)	(120,828)	(45,949)	(61,886)	51.2%
Cost of equipments and handsets	(147,926)	(14,407)	(102,958)	(55,325)	(44,968)	43.7%
Programming and content costs	(163,277)	(7,782)	(130,200)	(52,143)	(33,077)	25.4%
Bad debt expenses	(66,223)	(2,672)	(49,192)	(19,495)	(17,031)	34.6%
Other operating expenses	(177,701)	(27,802)	(106,813)	(40,253)	(70,888)	66.4%
Subtotal Operating costs before D, A & I	**(2,349,851)**	**(142,728)**	**(1,633,846)**	**(660,369)**	**(716,005)**	**43.8%**
Operating income before D, A & I	**1,007,153**	**15,792**	**690,258**	**227,858**	**316,895**	**45.9%**
Depreciation, amortization and impairment of fixed assets ("D, A & I")	(831,126)	(621,140)	(776,833)	(682,943)	(54,293)	7.0%
Operating income (loss)	**176,027**	**(605,348)**	**(86,575)**	**(455,085)**	**262,602**	**-**
Earnings (losses) from associates and joint ventures	(1,744)	123	(4,144)	(4,564)	2,400	-57.9%
Financial results from borrowings	(221,129)	544,829	1,564,261	2,110,170	(1,785,390)	-114.1%
Other financial results, net	5,765	73,465	228,403	219,406	(222,638)	-97.5%
Net income (loss) before income tax expense	**(41,081)**	**13,069**	**1,701,945**	**1,869,927**	**(1,743,026)**	**-102.4%**
Income tax expense	(34,473)	5,237	(504,015)	(523,923)	469,542	-93.2%
Net income (loss) before income tax expense	**(75,554)**	**18,306**	**1,197,930**	**1,346,004**	**(1,273,484)**	**-106.3%**
Attributable to:						
Controlling Company	(83,792)	17,898	1,187,416	1,342,808	(1,271,208)	-107.1%
Non-controlling interest	8,238	408	10,514	3,196	(2,276)	-21.6%

9- Consolidated Income Statements - restated by inflation (constant figures)

Three Months Comparison

	06/30/25		06/30/24		2Q25 IAS 29 vs. 2Q24 IAS 29	
	2Q25 IAS 29	IAS 29 Adjustment	2Q24 IAS 29	IAS 29 Adjustment	Δ $	Δ %
Revenues	**1,911,678**	**38,095**	**1,193,554**	**373,022**	**718,124**	**60.2%**
Employee benefit expenses and severance payments	(499,245)	(7,714)	(289,042)	(90,402)	(210,203)	72.7%
Interconnection and transmission costs	(47,513)	(1,307)	(32,913)	(10,306)	(14,600)	44.4%
Fees for services, maintenance, materials and supplies	(242,729)	(10,292)	(153,867)	(55,950)	(88,862)	57.8%
Taxes and fees with the regulatory authority	(168,378)	(2,690)	(93,186)	(29,109)	(75,192)	80.7%
Commissions and advertising	(107,140)	(1,621)	(62,133)	(19,374)	(45,007)	72.4%
Cost of equipments and handsets	(87,494)	(5,631)	(63,521)	(30,145)	(23,973)	37.7%
Programming and content costs	(87,133)	(1,359)	(68,283)	(23,966)	(18,850)	27.6%
Bad debt expenses	(39,031)	(504)	(21,057)	(6,863)	(17,974)	85.4%
Other operating expenses	(104,985)	(20,294)	(61,696)	(19,751)	(43,289)	70.2%
Subtotal Operating costs before D, A & I	**(1,383,648)**	**(51,411)**	**(845,698)**	**(285,867)**	**(537,950)**	**63.6%**
Operating income before D, A & I	**528,030**	**(13,316)**	**347,856**	**87,154**	**180,174**	**51.8%**
Depreciation, amortization and impairment of fixed assets ("D, A & I")	(470,631)	(347,835)	(391,207)	(339,579)	(79,424)	20.3%
Operating income (loss)	**57,399**	**(361,151)**	**(43,351)**	**(252,425)**	**100,750**	**-**
Losses from associates and joint ventures	(1,842)	133	(1,898)	(1,349)	56	-3.0%
Financial costs	(311,912)	261,368	245,382	507,628	(557,294)	-
Other financial results, net	(10,478)	38,401	37,443	36,990	(47,921)	-128.0%
Net income (loss) before income tax expense	**(266,833)**	**(61,249)**	**237,576**	**290,846**	**(504,409)**	**-**
Income tax expense	92,472	18,889	(155,508)	(104,347)	247,980	**-159.5%**
Net Income (loss)	**(174,361)**	**(42,360)**	**82,068**	**186,499**	**(256,429)**	**-**
Attributable to:						
Controlling Company	(178,207)	(42,413)	76,134	185,488	(254,341)	-
Non-controlling interest	3,846	53	5,934	1,011	(2,088)	-35.2%

TELECOM ARGENTINA	19

Telecom Argentina S.A.

Consolidated Information

Six month period and second quarter – Fiscal Year 2025

(in million Argentine Pesos)

TELECOM ARGENTINA	20

Telefónica Móviles Argentina S.A.

Six month period and second quarter – Fiscal Year 2025

(in million Argentine Pesos)

11- Breakdown of revenues - restated by inflation (constant figures)

	06/30/25 1H25 IAS 29	06/30/24 1H24 IAS 29	1H25 IAS 29 vs. 1H24 IAS 29 Δ $	Δ %
REVENUES FROM SERVICES	1,340,611	1,247,228	93,383	7.5%
Mobile Services	859,254	774,275	84,979	11.0%
Internet Services	199,969	159,179	40,790	25.6%
Cable TV Services	51,170	40,291	10,879	27.0%
Fixed Telephony and Data Services	226,581	269,919	(43,338)	-16.1%
Other service revenues	3,637	3,564	73	2.0%
REVENUES FROM EQUIPMENT SALES	106,569	125,519	(18,950)	-15.1%
REVENUES	1,447,180	1,372,747	74,433	5.4%

12- Breakdown of revenues - restated by inflation (constant figures)

Three Months Comparison

	06/30/25 2Q25 IAS 29	06/30/24 2Q24 IAS 29	2Q25 IAS 29 vs. 2Q24 IAS 29 Δ $	Δ %
REVENUES FROM SERVICES	664,663	666,112	(1,449)	-0.2%
Mobile Services	427,410	417,553	9,857	2.4%
Internet Services	97,260	88,021	9,239	10.5%
Cable TV Services	25,260	23,562	1,698	7.2%
Fixed Telephony and Data Services	108,481	134,680	(26,199)	-19.5%
Other service revenues	6,252	2,296	3,956	172.3%
REVENUES FROM EQUIPMENT SALES	55,636	64,956	(9,320)	-14.3%
REVENUES	720,299	731,068	(10,769)	-1.5%

TELECOM ARGENTINA	21

Telefónica Móviles Argentina S.A.

Six month period and second quarter – Fiscal Year 2025

(in million Argentine Pesos)

TELECOM ARGENTINA	22

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	August 11, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations